UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.    )

Jaguar Mining Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

47009M103
(CUSIP Number)

March 5, 2013
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant which this Schedule is filed:

☒  Rule 13d-1(b)

☐  Rule 13d-1(c)

☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 17 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 14 Pages
20056733v3

CUSIP No. 47009M103 Page 2 of 14 Pages

1.	Names of Reporting Persons. Revere Capital Partners, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially by Owned by Each Reporting Person With	5. Sole Voting Power 0
6. Shared Voting Power 4,550,000(1)
7. Sole Dispositive Power 0
8. Shared Dispositive Power 4,750,000(1) (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,770,600
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 5.6%(3)
12.	Type of Reporting Person (See Instructions) IA
(1) Voting and dispositive power of the 4,550,000 shares directly owned by Revere Capital Partners, LP is shared with (a) Revere Capital Partners, LP, the direct owner of the shares, with regard to which Revere Partners Investment Adviser LLC has been granted voting and dispositive power (b) Revere Partners General Partner LLC, the general partner of Revere Capital Partners, LP, and (c) Carmine Di Palo and Janet Di Palo, the managers of Revere Partners General Partner LLC and Revere Partners Investment Adviser LLC.

(2) Dispositive power of the 200,000 shares owned by BG SICAV US Equity Value and Special Opportunities is shared with (a) BG SICAV US Equity Value and Special Opportunities, a sub-fund of BG SICAV Societe d’investment a capital variable and  the direct owner of 200,000 shares, with regard to which Revere Partners Investment Adviser LLC has been granted dispositive power,  (b)  Carmine Di Palo and Janet Di Palo, the managers of Revere Partners General Partner LLC and Revere Partners Investment Adviser LLC.

(3) Based on 85,080,567 shares outstanding, as reported by the issuer as of March 20, 2013.

20056733v3

CUSIP No. 47009M103 Page 3 of 14 Pages

1.	Names of Reporting Persons. Revere Partners Investment Adviser LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially by Owned by Each Reporting Person With	5. Sole Voting Power 0
6. Shared Voting Power 4,550,000(1)
7. Sole Dispositive Power 0
8. Shared Dispositive Power 4,550,000(1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,770,600
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 5.6%(2)
12.	Type of Reporting Person (See Instructions) PN
(1) Voting and dispositive power is shared with (a) Revere Partners General Partner LLC, as the general partner of Revere Capital Partners, LP, (b) Revere Partners Investment Adviser LLC, which manages the investments of Revere Capital Partners, LP and which has been granted voting and dispositive power with regard to the shares, and (c) Carmine Di Palo and Janet Di Palo, the managers of Revere Partners General Partner LLC and Revere Partners Investment Adviser LLC.

(2) Based on 85,080,567 shares outstanding, as reported by the issuer as of  March 20, 2013.

20056733v3

CUSIP No. 47009M103 Page 4 of 14 Pages

1.	Names of Reporting Persons. Revere Partners General Partner LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially by Owned by Each Reporting Person With	5. Sole Voting Power 0
6. Shared Voting Power 4,550,000(1)
7. Sole Dispositive Power 0
8. Shared Dispositive Power 4,550,000(1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,770,600
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 5.6%(2)
12.	Type of Reporting Person (See Instructions) HC
(1) Voting and dispositive power is shared with (a) Revere Capital Partners, LP, the direct owner of the shares, (b) Revere Partners Investment Adviser LLC, which manages the investment of Revere Capital Partners LP and which has been granted voting and dispositive power with regard to the shares, and (c) Carmine Di Palo and Janet Di Palo, the managers of Revere Partners General Partner LLC and Revere Partners Investment Adviser LLC.

(2) Based on 85,080,567 shares outstanding, as reported by the issuer as of March 20, 2013.

20056733v3

CUSIP No. 47009M103 Page 5 of 14 Pages

1.	Names of Reporting Persons. Carmine Di Palo
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)
3.	SEC Use Only
4.	Citizenship or Place of Organization Italy
Number of Shares Beneficially by Owned by Each Reporting Person With	5. Sole Voting Power 0
6. Shared Voting Power 4,550,000(1)
7. Sole Dispositive Power 0
8. Shared Dispositive Power 4,750,000(2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,770,600
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 5.6%(3)
12.	Type of Reporting Person (See Instructions) HC
(1) Voting power is shared with (a) Revere Capital Partners, LP, the direct owner of the shares, (b) Revere Partners General Partner LLC, the general partner of Revere Capital Partners, LP, (c) Revere Partners Investment Adviser LLC, which manages the investments of Revere Capital Partners, LP and which has been granted voting power with regard to the shares, and (d) Janet Di Palo, a manager of Revere Partners General Partner LLC and Revere Partners Investment Adviser LLC.

(2) Dispositive power is shared with (a) Revere Capital Partners, LP, the direct owner of 4,550,000 shares, (b) Revere Partners Investment Adviser LLC, which manages the investments of Revere Capital Partners, LP and which has been granted dispositive power with regard to the shares, (c) Revere Partners General Partner LLC, as the general partner of Revere Capital Partners, LP, (d) BG SICAV US Equity Value and Special Opportunities, a sub-fund of BG SICAV Societe d’investment a capital variable and the direct owner of  200,000 shares, with regard to which Revere Partners Investment Adviser LLC has been granted dispositive power, and (e) Janet Di Palo, a manager of Revere Partners General Partner LLC and Revere Partners Investment Adviser LLC.

(3) Based on 85,080,567 shares outstanding, as reported by the issuer as of March 20, 2013.

20056733v3

CUSIP No. 47009M103 Page 6 of 14 Pages

1.	Names of Reporting Persons. Janet Di Palo
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially by Owned by Each Reporting Person With	5. Sole Voting Power 20,600(1)
6. Shared Voting Power 4,550,000(2)
7. Sole Dispositive Power 20,600(1)
8. Shared Dispositive Power 4,750,000(3)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,770,600
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 5.6%(4)
12.	Type of Reporting Person (See Instructions) HC
(1) Shares owned directly by Janet Di Palo.

(2) Voting power is shared with (a) Revere Capital Partners, LP, the direct owner of the shares, (b) Revere Partners General Partner LLC, the general partner of Revere Capital Partners, LP, (c) Revere Partners Investment Adviser LLC, which manages the investments of Revere Capital Partners, LP and which has been granted voting power with regard to the shares, and (d) Carmine Di Palo, a manager of Revere Partners General Partner LLC and Revere Partners Investment Adviser LLC.

(3) Dispositive power is shared with (a) Revere Capital Partners, LP, the direct owner of 4,550,000 shares, (b) Revere Partners Investment Adviser LLC, which manages the investments of Revere Capital Partners, LP and which has been granted dispositive power with regard to the shares, (c) Revere Partners General Partner LLC, as the general partner of Revere Capital Partners, LP, (d) BG SICAV US Equity Value and Special Opportunities, a sub-fund of BG SICAV Societe d’investment a capital variable and the direct owner of  200,000 shares, with regard to which Revere Partners Investment Adviser LLC has been granted dispositive power, and (e) Carmine Di Palo, a manager of Revere Partners General Partner LLC and Revere Partners Investment Adviser LLC.

(4) Based on 85,080,567 shares outstanding, as reported by the issuer as of March 20, 2013.

20056733v3

CUSIP No. 47009M103 Page 7 of 14 Pages

1.	Names of Reporting Persons. BG SICAV US Equity Value and Special Opportunities, a sub-fund of BG SICAV Societe d’investment a capital variable
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)
3.	SEC Use Only
4.	Citizenship or Place of Organization Luxembourg
Number of Shares Beneficially by Owned by Each Reporting Person With	5. Sole Voting Power 200,000 (1)
6. Shared Voting Power 0
7. Sole Dispositive Power 0
8. Shared Dispositive Power 200,000(2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,770,600
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 5.6%(3)
12.	Type of Reporting Person (See Instructions) PN
(1)  Shares owned directly by BG SICAV US Equity Value and Special Opportunities, a sub-fund of BG SICAV Societe d’investment a capital variable.

(2) Dispositive power is shared with (a) Revere Partners Investment Adviser LLC, which manages the investments of BG SICAV US Equity Value and Special Opportunities and which has been granted dispositive power with regard to the shares , and (c) Carmine Di Palo and Janet Di Palo, the managers of Revere Partners Investment Adviser LLC.

(2) Based on 85,080,567 shares outstanding, as reported by the issuer as of  March 20, 2013.

20056733v3

CUSIP No. 47009M103 Page 8 of 14 Pages

Item 1(a).  Name of Issuer:

The name of the issuer is Jaguar Mining Inc.

Item 1(b).  Address of Issuer’s Principal Executive Offices:

The address of the issuer’s principal executive offices is Rua Levindo Lopes 323 – Funcionários, CEP 30140-170 - Belo Horizonte – MG – Brazil (31) 3232-7100.

Item 2(a).  Name of Person Filing:

This Schedule 13G is filed by the persons set forth below:

(a)  Revere Capital Partners Investment Adviser LLC (the “Investment Adviser”);
(b)  Revere Capital Partners, LP (the “Fund”);
(c)  Revere Partners General Partner LLC (the “General Partner”) ;
(d)  Carmine Di Palo;
(e)  Janet Di Palo; and
(f) BG SICAV US Equity Value and Special Opportunities, a sub-fund of BG SICAV Societe d’investment a capital variable (“BG SICAV”).

Item 2(b).  Address of Principal Business Office or, if none, Residence:

The address of the principal business office for each reporting person other than BG SICAV is 4601 College Boulevard, Suite 221, Leawood, Kansas, 66211.  The address of the principal business office for BG SICAV is 5, Allee Sheffer, Luxembourg, l-2520.

Item 2(c).  Citizenship:

The Fund is a Delaware limited partnership.  The Investment Adviser and the General Partner are Delaware limited liability companies.  Carmine Di Palo is a citizen of Italy.  Janet Di Palo is a citizen of the United States. BG Sicav is organized under the laws of Luxembourg.

Item 2(d).  Title of Class of Securities:

Common Stock, no par value.

Item 2(e).  CUSIP Number:

47009M103.

Item 3.  If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☒	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E); (1)

20056733v3

CUSIP No. 47009M103 Page 9 of 14 Pages

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
(g)	☒	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G); (2)
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

(1) Revere Partners Investment Adviser LLC.
(2) Revere Partners General Partner LLC, Carmine Di Palo and Janet Di Palo.

Item 4.  Ownership.

As of March 20, 2013:

(a)  Amount beneficially owned:

The Fund directly beneficially owns 4,550,000 shares.  BG SICAV directly beneficially owns 200,000 shares.  Janet Di Palo directly beneficially owns 20,600 shares.

The General Partner is the general partner of the Fund, and may be deemed, therefore, to share beneficial ownership of the 4,550,000 shares owned directly by the Fund.  Carmine Di Palo and Janet Di Palo are the managers of the General Partner and may be deemed, therefore, to share beneficial ownership of the 4,550,000 shares owned directly by the Fund.

The Investment Adviser has been granted voting and dispositive power with regard to the 4,550,000 shares directly owned by the Fund and may be deemed, therefore, to share beneficial ownership of such shares.  The Investment Adviser has been granted dispositive power with regard to the  200,000 shares directly owned by BG SICAV and may be deemed, therefore, to share beneficial ownership of such shares.  Carmine Di Palo and Janet Di Palo are the managers of the Investment Adviser and may be deemed, therefore, to share beneficial ownership of the 4,750,000 shares owned directly by the Fund and BG SICAV.

(b) Percent of class: 5.6% (all reporting persons)

(c)  Number of shares as to which such person has:

(i)  Sole power to vote or to direct the vote:

Janet Di Palo has the sole power to vote or direct the vote of 20,600 shares owned by her directly. BG SICAV has the sole power to vote or direct the vote of 200,000 shares held by it directly.

(ii) Shared power to vote or to direct the vote:

The Fund, the Investment Adviser, the General Partner, Carmine Di Palo and Janet Di Palo may be deemed to have shared power to vote or to direct the vote of 4,550,000 shares held directly by the Fund.

(iii) Sole power to dispose or to direct the disposition of:

Janet Di Palo has the sole power to dispose or direct the disposition of 20,600 shares owned by her directly.

20056733v3

CUSIP No. 47009M103 Page 10 of 14 Pages

(iv) Shared power to dispose or to direct the disposition of:

The Fund, the Investment Adviser, the General Partner, Carmine Di Palo and Janet Di Palo may be deemed to have shared power to dispose or to direct the disposition of 4,550,000 shares held directly by the Fund.   The Investment Adviser and BG SICAV may be deemed to have shared power to dispose or to direct the disposition of 200,000 shares held directly by BG SICAV.
.

Item 5.  Ownership of Five Percent of Less of a Class.

Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.  Identification and Classification of Members of the Group.

See Exhibit A.

Item 9.  Notice of Dissolution of Group.

Not applicable.

Item 10.  Certifications.

Not applicable.

20056733v3

CUSIP No. 47009M103 Page 11 of 14 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 20, 2013

REVERE PARTNERS INVESTMENT ADVISER LLC

By: /s/ Carmine Di Palo
Carmine Di Palo, Manager

REVERE CAPITAL PARTNERS, LP

By: Revere Partners General Partner LLC, its general partner

By: /s/ Carmine Di Palo
Carmine Di Palo, Manager

REVERE PARTNERS GENERAL PARTNER LLC

By: /s/ Carmine Di Palo
Carmine Di Palo, Manager

/s/ Carmine Di Palo
Carmine Di Palo

/s/ Janet Di Palo
Janet Di Palo

BG SICAV US EQUITY VALUE AND SPECIAL OPPORTUNITIES, a sub-fund of BG SICAV SOCIETE D’INVESTMENT A CAPITAL VARIABLE

By: /s/ Marylene Alix
Marylene Alix, Authorized Officer

20056733v3

CUSIP No. 47009M103 Page 12 of 14 Pages

EXHIBIT INDEX

Exhibit A                      Identification of Reporting Persons

Exhibit B                      Joint Filing Agreement

20056733v3

CUSIP No. 47009M103 Page 13 of 14 Pages

EXHIBIT A

IDENTIFICATION OF REPORTING PERSONS

Identification of Filing Persons:

Revere Investment Adviser LLC
Revere Capital Partners, LP
Revere Partners General Partner LLC
Carmine Di Palo
Janet Di Palo
BG SICAV US Equity Value and Special Opportunities, a sub-fund of BG SICAV Societe d’investment a capital variable

Each of the reporting persons declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or any other purpose: (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate or other group for the purpose of acquiring, holding or disposing of securities of the issuer or otherwise with respect to the issuer or any securities of the issuer; or (ii) a member of any group with respect to the issuer or any securities of the issuer.

20056733v3

CUSIP No. 47009M103 Page 14 of 14 Pages

EXHIBIT B

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with regard to the common stock of Jaguar Mining Inc., and further agree that this Joint Filing Agreement be included as an exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, hereby execute this Joint Filing Agreement as of March 20, 2013.

REVERE PARTNERS INVESTMENT ADVISER LLC

By: /s/ Carmine Di Palo
Carmine Di Palo, Manager

REVERE CAPITAL PARTNERS, LP

By: Revere Partners General Partner LLC, its general partner

By: /s/ Carmine Di Palo
Carmine Di Palo, Manager

REVERE PARTNERS GENERAL PARTNER LLC

By: /s/ Carmine Di Palo
Carmine Di Palo, Manager

/s/ Carmine Di Palo
Carmine Di Palo

/s/ Janet Di Palo
Janet Di Palo

BG SICAV US EQUITY VALUE AND SPECIAL OPPORTUNITIES, a sub-fund of BG SICAV SOCIETE D’INVESTMENT A CAPITAL VARIABLE
By: /s/ Marylene Alix
Marylene Alix, Authorized Officer